Brian Recor, Esq. Admitted in Florida, California & Paris RECOR RIEBER, P.A. 701 Brickell Avenue, Suite 2280 Miami, Florida 33131 (USA) Brian@RecorRieber.com +1 305 988 8002

VIA EDGAR

May 4, 2017

Christian Windsor, Special Counsel

Office of Financial Services

Mail Stop 4720

Securities & Exchange Commission

Washington, DC 20549

Re:	Our MicroLending, LLC Offering Statement on Form 1-A,
Amendment No. 2, Filed March 30, 2017
File No. 024-10595

Dear Mr. Windsor:

This is in response to your April 14, 2017 letter regarding OUR MicroLending, LLC’s proposed offering statement. Thank you for the detailed comments, which we have replicated below in italics, along with answers to your questions or explanations. We are submitted a new offering statement, Amendment No. 3, today through the EDGAR system, and we respectfully ask that the SEC qualify the amended offering.

Description of Business and Management Discussion of Financial Condition Overview, page 10

1. We note your disclosure regarding the administration of $4.85 million from the Florida Microfinance Act, $4,776,750 of which is due back to the State. We also note that $3.825 million is held in CDs, and you are allowed an administrative benefit of $48,250. Please provide additional disclosure accounting for the remaining $951,750.

Please see revised language in the Offering Statement.

Description Of Business And Management Discussion Of Financial Condition Profitability, page 18

2. Please revise the last sentence of the first paragraph on page 19 to refer to the year in which the net income was $452,271.

This reference has been removed. Please see revised language in the Offering Statement, which states the net income for each year.

Part F/S

Financial Statements General

3. Please update the financial statements to include audited financial statements for the year ended December 31, 2016. In addition, please file a new signed consent from your independent auditors.

Please see the audited consolidated financial statements for year ended December 31, 2016, now attached to the Offering Statement. These statements were not available prior to April 17, 2017. A signed consent from the independent auditor, dated May 3, 2017, is also attached as Exhibit 6 to the Offering Statement.

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Note 2 – Summary of Significant Accounting Policies Revenue Recognition, page 10

4. We have reviewed your response to prior comments 6, 7, and 14. Please revise your revenue recognition accounting policy for income from grants to disclose the specific terms and conditions of the grant awards. Please disclose why you believe that the nature of the award is considered a grant since you have no financial contingencies from the receipt of the funds. Define the corresponding expenses which you have incurred and the required services you provided in exchange for these awards. In addition, please disclose that you may begin lending funds prior to the receipt of grant funds by drawing down on your line of credit with the grants awarded but not received serving as collateral.

Please see revised “Grant Income” language in Note 2 to the financial statements for year ended December 31, 2016. The full terms of the specific grants are attached as material contracts to the Offering Statement.

As these grants come from government agencies, the company considers that there is zero risk on collecting these funds after the respective agreements are signed and the services are provided. Therefore, the company has no financial contingency from the receipt of the funds. For the Miami-Dade County CDBG Block, the company provides the contracted for service (providing loans within Miami-Dade County where the borrower employs at least one person), and is then reimbursed by the government agency (Miami-Dade County). For the CDFI Fund, as soon as the company is notified that it has been awarded the funds, the performance period begins and the Fund asks the company, per the agreement, to provide loans in Fund-approved target markets (Miami-Dade, Broward and Palm Beach counties); once the loan is disbursed, the money is registered as Income.

In light of the company’s other channels to raise capital, the high demand for loans and the zero-risk provided by the backing of Miami-Dade County and the United States Department of the Treasury (CDFI Fund), management chooses to use the company’s own funds to provide the services. In the case of the line of credit (which can be used to finance operations or to fund loans), these grant agreements are not pledged as collateral each time the company draws funds to provide the services.

Sincerely,

/s/ Brian Recor, Esq.

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